Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9868)

CHANGE OF ADDRESS OF HONG KONG BRANCH SHARE

REGISTRAR AND TRANSFER OFFICE

The board of directors of XPeng Inc. (the “Company”) hereby announces that with effect from August 15, 2022, the Hong Kong Branch Share Registrar and Transfer Office of the Company, Tricor Investor Services Limited (the “Branch Share Registrar”), will change its address from Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong to:

17/F, Far East Finance Centre

16 Harcourt Road

Hong Kong

All telephone and facsimile numbers of the Branch Share Registrar will remain unchanged.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Thursday, August 11, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only